Exhibit 12

KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year to date
	June 30

	2003	2002	2001	2000	1999	1998

	(Thousands)
Income from continuing operations
before cumulative effect of changes
in accounting principle	35,058	$102,666	$126,896	$128,631	$81,915	$120,722
Add:
Equity investment (income) loss	-	-	(24,514)	19,441	24,951	11,683
Minority interests in subsidiaries	-	-	(897)	-	1	(2,222)

Income subtotal	35,058	102,666	101,485	148,072	106,867	130,183

Add:
Taxes on income	24,044	62,857	39,389	53,166	3,180	32,800
Kansas City earnings tax	276	635	583	421	602	864

Total taxes on income	24,320	63,492	39,972	53,587	3,782	33,664

Interest on value of leased
property	3,717	7,093	10,679	11,806	8,577	8,482
Interest on long-term debt	27,693	63,845	78,915	60,956	51,327	57,012
Interest on short-term debt	225	1,218	8,883	11,537	4,362	295
Mandatorily redeemable Preferred
Securities	6,225	12,450	12,450	12,450	12,450	12,450
Other interest expense
and amortization	2,078	3,772	5,188	2,927	3,573	4,457

Total fixed charges	39,938	88,378	116,115	99,676	80,289	82,696

Earnings before taxes on
income and fixed charges	99,316	254,536	257,572	301,335	190,938	246,543

Ratio of earnings to fixed charges	2.49	2.88	2.22	3.02	2.38	2.98